Global Ship Lease, Inc.
c/o Portland House
Stag Place
London SW1E 5RS
United Kingdom
July 25, 2012

VIA EDGAR

Re:	Global Ship Lease, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 13, 2012
File No. 1-34153

Cecilia Blye
Chief Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

We hereby transmit via EDGAR for filing with the Securities and Exchange Commission the following responses to the Staff's comments to Global Ship Lease, Inc.'s (the "Company") Form 20-F for the fiscal year ended December 31, 2011, filed April 13, 2012 (File No. 1-34153), as contained in the Staff's comment letter, dated July 12, 2012.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have reproduced the text of the Staff's comments in italics below.

Risk Factors, page 4

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government ..... page 16

1.
We note your response to comment 1 in our letter dated June 5, 2012. Please discuss the materiality of your contacts with Iran and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran

As indicated in our letter of June 28, 2012, to the best of the Company's knowledge, no Company vessel has called at an Iranian port since July 24, 2011.  However, five of the Company's vessels, all of which were chartered by CMA CGM, made a total of 19 separate calls to the port of Bandar Shahid, Iran in the period August 5, 2010 to July 24, 2011.  For the reasons set forth below, the Company does not believe such port calls represent any material investment risks for its security holders.

From a quantitative perspective, the Company has concluded that the revenue attributable to the 19 port calls for fiscal years 2010 and 2011 represents an immaterial proportion of the Company's business for those years.  The Company's vessels made a total of 2,906 port calls in fiscal years 2010 and 2011.  For the year ended December 31, 2010, Company vessels called on Bandar Shahid a total of six times (the "2010 Port Calls").  The Company attributes revenue of $423,488 to the 2010 Port Calls, which represents less than one-half percent (0.27%) of the Company's consolidated revenue for 2010.  For the year ended December 31, 2011, Company vessels called on Bandar Shahid a total of 13 times (the "2011 Port Calls").  With respect to the 2011 Port Calls, the Company attributes revenue of $535,485, which again represents less than one-half percent (0.34%) of the Company's consolidated revenue for 2011.

Additionally, other than for the vessels' port calls in Bandar Shahid as discussed above, the Company has never had any assets or liabilities in Iran.  Accordingly, the Company believes that the port calls to Iran for the period at issue were not material from a quantitative perspective based on its revenues and were not a material investment risk to its security holders, particularly as, to the best of the Company's knowledge, no Company vessel has called at an Iranian port since July 24, 2011.

From a qualitative perspective, the Company believes that since it has no contracts with, and earns no revenues from, the government of Iran or entities controlled by the government of Iran, and its contacts with Iran were limited and infrequent as noted above, such port calls were not material to a reasonable investor's investment decision.  To this end, the Company does not believe that its reputation or share price has been or will be adversely affected by the limited port calls made between August 5, 2010 and July 24, 2011.  In any event, on June 28, 2011, the Company mitigated the low risk of potential for reputational harm associated with the port calls in question by advising CMA CGM that the Company's vessels could no longer call in Iran.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at +44 207 869 5103 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Ian J. Webber

Ian J. Webber
Chief Executive Officer

Cc:           Max Webb
Assistant Director
Division of Corporate Finance

SK 27343 0002 1306426